                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                SCHEDULE 13G/A



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                            PMA Capital Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                 Class A Common Stock, $5 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   693419202
                        ------------------------------
                                (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP No. 693419202                                    PAGE  2  OF  6  Pages
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      NAME OF REPORTING PERSON
 1    S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             John W. Miller, Jr.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2
      (a) [_]
      (b) [_]
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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

              Citizen of the United States of America
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                          SOLE VOTING POWER
                     5
     NUMBER OF
                          606,500 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          606,500 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
        606,500 shares
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
        6.1%

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      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
        IN

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                                 SCHEDULE 13G

CUSIP No. 693419202                                     PAGE  3  OF  6  Pages
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Item 1(a) Name of Issuer:

            PMA Capital Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

            1735 Market Street, Philadelphia, Pennsylvania
            19103-7590

Item 2(a) Name of Person Filing:

            John W. Miller, Jr.

Item 2(b) Address of Principal Business Office or, If None, Residence:

            2610 Old Orchard Road, Lancaster, PA 17601

Item 2(c) Citizenship:

            Citizen of the United States of America

Item 2(d) Title of Class of Securities:

            Class A Common Stock, $5 par value per share

Item 2(e) CUSIP Number:

            693419202
            ---------

Item 3. If this Statement is filed pursuant to 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not applicable.

                                 SCHEDULE 13G

CUSIP No. 693419202                                     PAGE  4  OF  6  Pages
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Item 4. Ownership:

        (a) Amount Beneficially Owned:
            606,500 shares (1)

        (b) Percent of Class:
            6.1% (1)

        (c) Number of Shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 606,500 shares (1)

            (ii)  shared power to vote or to direct the vote: 0

            (iii) sole power to dispose or to direct the disposition of: 606,500 shares (1)

            (iv)  shared power to dispose or to direct the disposition of: 0

        ----------------------
        (1) Represents (i) 109,950 shares of the Company's Common Stock, $5 par value per share, or 0.8% of the outstanding shares of the Company's Common Stock, which are convertible into 109,950 shares of the Company's Class A Common Stock, and (ii) 496,550 shares of the Company's Class A Common Stock. On each matter submitted to the Company's shareholders for a vote, holders of the Company's Common Stock are entitled to ten votes per share, and holders of the Company's Class A Common Stock are entitled to one vote per share. Therefore, based upon total shares outstanding of 13,520,261 shares of Common Stock and 9,837,963 shares of Class A Common Stock, which information has been supplied by the Company, and assuming no conversions of shares of Common Stock into Class A Common Stock, Dr. Miller is entitled to cast 1.1% of the total votes that could be cast on a matter submitted to the Company's shareholders for a vote.


Item 5. Ownership of Five Percent or Less of a Class:

             Not applicable.

                                 SCHEDULE 13G

CUSIP No. 693419202                                     PAGE  5  OF  6  Pages
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:

            No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Common Stock beneficially owned by Dr. Miller.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company:

            Not applicable.

Item 8.  Identification and Classification of Members of the Group:

            Not applicable.

Item 9.  Notice of Dissolution of a Group:

            Not applicable.

Item 10. Certification:

            Not applicable.

                                 SCHEDULE 13G

CUSIP No. 693419202                                     PAGE  6  OF  6  Pages
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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:   February 12, 1999                        /s/ John W. Miller, Jr.
     ------------------------                    -------------------------------
                                                 John W. Miller, Jr.